UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _______)*


                          FIRST CITY LIQUIDATING TRUST
                                (Name of Issuer)

                           CLASS C BENEFICIAL INTEREST
                                 (SYMBOL FCFCZ)
                         (Title of Class of Securities)

                                   33762E 20 7
                                 (CUSIP Number)


                                  GREGORY ELIAS
                                MANAGING DIRECTOR
                          GORDONVILLE CORPORATION INC.
                    KAYA RICHARD J. BEAUJON  Z/N P.O BOX 837
                          CURACAO, NETHERLANDS ANTILLES
                              NETHERLANDS ANTILLES
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 AUGUST 23, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

---------------------                                          -----------------
CUSIP No. 33762E 20 7                  13D                     Page 2 of 8 Pages
---------------------                                          -----------------

================================================================================
(1)     Name  of  Reporting  Person  and IRS Identification No. of Above Person:

        Gordonville Corporation Inc.                None- Foreign Entity


(2)     Check the Appropriate Box if a Member of a Group (See Instructions).

                                                                  (a)        |_|
                                                                  (b)        |_|

(3)     SEC  Use  Only


(4)     Source  of  Funds  (See  Instructions)

        WC

(5)     Check  if  Disclosure  of  Legal  Proceedings
        is Required Pursuant to Items  2(d)  or  2(e).                       |_|

(6)     Citizenship  or  Place  of  Organization

        Netherlands  Antilles


Number  of  shares  beneficially  owned  by  each  reporting  person  with:

        (7)     Sole  Voting  Power           -0-
        (8)     Shared  Voting  Power         -0-
        (9)     Sole  Dispositive  Power    142,662
       (10)     Shared  Dispositive  Power    -0-

(11)    Aggregate  Amount  Owned  by  Each  Reporting  Person
        142,662


(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                                   |_|


(13)    Percent  of  Class  Represented  by  Amount  in  Row  (11)

        19.6%


(14)    Type  of  Reporting  Person
        CO

---------------------                                          -----------------
CUSIP No. 33762E 20 7                  13D                           Page 3 of 4
---------------------                                          -----------------


Item  1.          Security  and  Issuer.
                  ---------------------

     This statement relates to the Class C Beneficial Interest of First City Liquidating Trust (the "Issuer"). Gordonville Corporation Inc. (the "Purchaser") has acquired greater than a 5% position of the Issuer's Class C Beneficial shares.

The principal executive offices of the Issuer are located at 1001 Fannin Suite 505 Houston, TX 77002. The telephone number is 713-651-7841.

Item  2.     Identity  and  Background.
             --------------------------

     This Statement is being filed by the Purchaser, a corporation organized under the laws of the Netherlands, Antilles. There were no criminal or civil proceedings during the past five years.

Item  3.          Source  and  Amount  of  Funds  or  Other  Consideration.
                  ---------------------------------------------------------

     Working capital of the Purchaser was paid upon delivery of the shares acquired through private purchase August 1999 through May 2000.


Item  4.     Purpose  of  Transaction.
             -------------------------

     The Purchaser is not affiliated with First City Liquidating Trust in any way and acquired the shares for investment purposes only. The Class C Beneficial Interest are non-voting securities and are not convertible or exchangeable for any voting securities of the Issuer. The Issuer has no outstanding voting securities. The Purchaser may make additional acquisitions of the Class C Beneficial Interests or may sell its Class C Beneficial Interests from time to time.

Item  5.     Interest  in  Securities  of  the  Issuer.
             ------------------------------------------

(a) The Purchaser retains 142,662 Class C Beneficial Interest owning 19.6 percent of the Issuer's 725,729 Class C Beneficial Interest units outstanding as of October 26, 2000.

(b) The Purchaser has sole dispositive power with respect to the 142,662 Class C Beneficial Interests. Purchaser has no voting power with respect to the securities, as they are non-voting securities.

Item  6.     Contracts,  Arrangements,  Understandings  or  Relationships  with
             ------------------------------------------------------------------
             Respect  to  Securities  of  the  Issuer.
             -----------------------------------------

Not  Applicable

---------------------                                          -----------------
CUSIP No. 33762E 20 7                  13D                           Page 4 of 4
---------------------                                          -----------------


Item  7.     Material  to  Be  Filed  as  Exhibits.
             -------------------------------------

Not  Applicable



SIGNATURES

     After reasonable inquiry and to the best of signatories' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                                GORDONVILLE  CORPORATION  INC.


                                                /s/  Russell  Molina
                                                ----------------------------
Date  March 26, 2001                            Name:   Russell  Molina
                                                Title:  Attorney-in-fact